UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. —) *
Neurologix, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
64125U109

(CUSIP Number)
James E. Haddaway
Corriente Advisors, LLC
201 Main Street, Suite 1800
Fort Worth, Texas 76102
(817) 870-0400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 19, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	64125U109

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Corriente Advisors, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

	AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	Delaware

	7	Sole Voting Power

Number of		10,775,853

Shares	8	Shared Voting Power
Beneficially
Owned by		0

Each	9	Sole Dispositive Power
Reporting
Person		10,775,853

With	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	10,775,853

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13	Percent of Class Represented by Amount in Row (11)

	28.5%

14	Type of Reporting Person (See Instructions)

	OO/IA

CUSIP No.	64125U109

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mark L. Hart III

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

	AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	United States

	7	Sole Voting Power

Number of		10,775,853

Shares	8	Shared Voting Power
Beneficially
Owned by		0

Each	9	Sole Dispositive Power
Reporting
Person		10,775,853

With	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	10,775,853

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13	Percent of Class Represented by Amount in Row (11)

	28.5%

14	Type of Reporting Person (See Instructions)

	IN/HC

Item 1. Security and Issuer.
     This statement relates to the common stock of Neurologix, Inc. The address of the principal executive offices of the issuer is One Bridge Plaza, Fort Lee, New Jersey 07024.
Item 2. Identity and Background.
     This statement is jointly filed by and on behalf of each of Corriente Advisors, LLC and Mark L. Hart III. The place of organization or citizenship of each reporting person is stated in Item 6 on the cover page(s) hereto. The principal business of Corriente Advisors is investment advisory and management services. Corriente Advisors acts as an investment adviser to, and manages investment and trading accounts of, other persons, including Corriente Master Fund, L.P. Corriente Advisors may be deemed, through investment advisory contracts or otherwise, to beneficially own securities owned by other persons, including Corriente Master Fund. The present principal occupation of Mr. Hart is serving as the Chairman and Chief Executive Officer of Corriente Advisors. Mr. Hart may be deemed to control Corriente Advisors and beneficially own securities owned by Corriente Advisors. The address of the principal office or business address of each reporting person is 201 Main Street, Suite 1800, Fort Worth, Texas 76102. During the last five years, no reporting person has been convicted in a criminal proceeding, or was a party to a civil proceeding, required to be disclosed herein.
     The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 hereto or otherwise herein. The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer to this Item.
Item 3. Source and Amount of Funds or Other Consideration.
     On November 19, 2007, Corriente Advisors used working capital funds of Corriente Master Fund in the amount of $10,000,000 to purchase on behalf of Corriente Master Fund (a) 285,714 shares of Series D Convertible Preferred Stock of the issuer at a purchase price per share equal to $35.00 and (b) a warrant exercisable at any time prior to November 19, 2014 for 2,155,172 shares of common stock of the issuer, subject to adjustment, at an exercise price per share equal to $1.39, subject to adjustment. Each share of Series D Convertible Preferred Stock is generally convertible at the option of the holder of such share at any time into a number of shares of common stock of the issuer equal to (i) the original purchase price for such share, subject to adjustment, divided by (ii) the conversion price for such share, subject to adjustment. As of November 19, 2007, the original purchase price and conversion price for each share of Series D Convertible Preferred Stock was $35.00 and $1.16, respectively.
     The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 hereto or otherwise herein. The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer to this Item.
Item 4. Purpose of the Transaction.
     The acquisition of securities of the issuer that is the subject of this statement is for investment purposes. Each reporting person believes that, as of the acquisition, the shares of common stock of the issuer were undervalued and the acquisition represented an attractive investment opportunity.
     Each reporting person plans and proposes to review the investment in the securities of the issuer on a continuing basis and engage in discussions relating to the issuer and the issuer’s securities, financial condition, and results of operations with the board of directors and management of the issuer, security holders of the issuer, and other persons. Depending on applicable market conditions, available investment opportunities, and various other factors, each reporting person may recommend or make additional acquisitions of securities of the issuer, dispositions of some or all of the securities beneficially owned by such person, and corresponding or hedging transactions or positions with respect to securities of the issuer, in each case, in open market or private transactions, at such time and price, and on such other terms as such person may deem advisable.

     Except as otherwise described herein, no reporting person has any plan or proposal that is required to be described in this statement. The purposes, plans, and proposals of each reporting person are subject to change without notice.
     The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 hereto or otherwise herein. The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer to this Item.
Item 5. Interest in Securities of the Issuer.
     (a) Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
     Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.
     The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each reporting person is stated in Items 11 and 13 on the cover page(s) hereto.
     (b) Number of shares as to which each reporting person has:
(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.
     (c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the reporting persons are described below.

Transaction	Effecting	Shares	Shares	Price	Description
Date	Person(s)	Acquired	Disposed	Per Share	of Transaction
November 19, 2007	Corriente Advisors, LLC	10,775,853	0	(1)	Private purchase

(1)	On November 19, 2007, Corriente Advisors used working capital funds of Corriente Master Fund in the amount of $10,000,000 to purchase on behalf of Corriente Master Fund (a) 285,714 shares of Series D Convertible Preferred Stock of the issuer at a purchase price per share equal to $35.00 and (b) a warrant exercisable at any time prior to November 19, 2014 for 2,155,172 shares of common stock of the issuer, subject to adjustment, at an exercise price per share equal to $1.39, subject to adjustment. Each share of Series D Convertible Preferred Stock is generally convertible at the option of the holder of such share at any time into a number of shares of common stock of the issuer equal to (i) the original purchase price for such share, subject to adjustment, divided by (ii) the conversion price for such share, subject to adjustment. As of November 19, 2007, the original purchase price and conversion price for each share of Series D Convertible Preferred Stock was $35.00 and $1.16, respectively.
     Except as otherwise described herein, no transactions in the class of securities reported on were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by any reporting person.
     (d) Corriente Master Fund is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this statement that may be deemed to be beneficially owned by the reporting persons.
     (e) Not applicable.
     The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 hereto or otherwise herein. The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer to this Item.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     On November 19, 2007, Corriente Master Fund entered into a Stock and Warrant Subscription Agreement dated November 19, 2007 by and among the issuer, Corriente Master Fund, and the other parties thereto to purchase (i) 285,714 shares of Series D Convertible Preferred Stock of the issuer at a purchase price per share equal to $35.00 and (ii) a warrant exercisable at any time prior to November 19, 2014 for 2,155,172 shares of common stock of the issuer, subject to adjustment, at an exercise price per share equal to $1.39, subject to adjustment. The subscription agreement provides for various rights, including rights of first refusal, tag-along rights, and indemnification rights.
     Each holder of each share of Series D Convertible Preferred Stock is entitled, subject to adjustments and exceptions, to (i) dividends at the annual rate of 7% per share on the original purchase price for such share payable in cash or shares of common stock of the issuer, (ii) a liquidation preference amount for such share, and (iii) the right to vote on an as converted basis together with each other holder of Series D Convertible Preferred Stock on certain actions and with all other classes and series of stock of the issuer as a single class on all actions to be taken by the stockholders of the issuer. Each share of Series D Convertible Preferred Stock is generally convertible at the option of the holder of such share at any time into a number of shares of common stock of the issuer equal to (i) the original purchase price for such share, subject to adjustment, divided by (ii) the conversion price for such share, subject to adjustment. As of November 19, 2007, the original purchase price and conversion price for each share of Series D Convertible Preferred Stock was $35.00 and $1.16, respectively.
     On November 19, 2007, Corriente Master Fund also entered into a Registration Rights Agreement dated November 19, 2007 by and among the issuer, Corriente Master Fund, and the other parties thereto. The registration rights agreement provides for demand and piggyback registration rights with respect to the shares of common stock of the issuer underlying the Series D Convertible Preferred Stock and the warrant issued to Corriente Master Fund.
     The foregoing description of the subscription agreement is qualified in its entirety by reference to the subscription agreement, a copy of which is furnished herewith as Exhibit 10.1 and incorporated herein by reference. The foregoing description of Series D Convertible Preferred Stock is qualified in its entirety by reference to the Certificate of Designations of Series D Convertible Preferred Stock, a copy of which is furnished herewith as Exhibit 3.1 and incorporated herein by reference. The foregoing description of the warrant is qualified in its entirety by reference to the warrant, a copy of which is furnished herewith as Exhibit 10.2 and incorporated herein by reference. The foregoing description of the registration rights agreement is qualified in its entirety by reference to the registration rights agreement, a copy of which is furnished herewith as Exhibit 10.3 and incorporated herein by reference.
     Except as otherwise described herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer.
     The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 hereto or otherwise herein. The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer to this Item.
Item 7. Material to be Filed as Exhibits.
     The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
3.1	Certificate of Designations of Series D Convertible Preferred Stock (incorporated herein by reference from Exhibit 3.2 to the Form 8-K dated November 19, 2007 and filed November 21, 2007 by the issuer with the Commission)

10.1	Stock and Warrant Subscription Agreement (incorporated herein by reference from Exhibit 10.1 to the Form 8-K dated November 19, 2007 and filed November 21, 2007 by the issuer with the Commission)

10.2	Warrant (incorporated herein by reference from Exhibit 10.3 to the Form 8-K dated November 19, 2007 and filed November 21, 2007 by the issuer with the Commission)

10.3	Registration Rights Agreement (incorporated herein by reference from Exhibit 10.2 to the Form 8-K dated November 19, 2007 and filed November 21, 2007 by the issuer with the Commission)

99.1	Additional Information (furnished herewith)

99.2	Joint Filing Agreement (furnished herewith)

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 28, 2007	CORRIENTE ADVISORS, LLC

	By:	/s/ James E. Haddaway
	Name:	James E. Haddaway
	Title:	Chief Financial Officer and Chief Operating Officer

MARK L. HART III

	By:	/s/ Mark L. Hart III
	Name:	Mark L. Hart III

EXHIBIT INDEX

Exhibit	Description of Exhibit
3.1	Certificate of Designations of Series D Convertible Preferred Stock (incorporated herein by reference from Exhibit 3.2 to the Form 8-K dated November 19, 2007 and filed November 21, 2007 by the issuer with the Commission)

10.1	Stock and Warrant Subscription Agreement (incorporated herein by reference from Exhibit 10.1 to the Form 8-K dated November 19, 2007 and filed November 21, 2007 by the issuer with the Commission)

10.2	Warrant (incorporated herein by reference from Exhibit 10.3 to the Form 8-K dated November 19, 2007 and filed November 21, 2007 by the issuer with the Commission)

10.3	Registration Rights Agreement (incorporated herein by reference from Exhibit 10.2 to the Form 8-K dated November 19, 2007 and filed November 21, 2007 by the issuer with the Commission)

99.1	Additional Information (furnished herewith)

99.2	Joint Filing Agreement (furnished herewith)